Exhibit 99.1

Shinhan Financial Group submitted a ‘ 2017 Annual Report on Corporate Governance &

Remuneration System’ to Korea Exchange.

On March 2, 2018, Shinhan Financial Group submitted a ‘2017 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange. The report is available at our website (www.shinhangroup.com).